ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

May 12, 2008

VIA EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

Preliminary proxy statement filed May 2, 2008

File No.: 1-15989

Dear Mr. Riedler:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated May 6, 2008.

For the convenience of the staff, I have transcribed the initial comment being addressed with Endo’s responses following thereafter.

Item 2: Approval to increase the number of authorized common shares

1.	Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares, other than in connection with the issuance of the Company’s 1.75% Convertible Senior Subordinated Notes due 2015.

We will amend our discussion on page 14 of the preliminary proxy statement to include the following statement:

“Currently, we do not have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to this proposed increase in the number of authorized shares, other than those mentioned above.”

2.	Please expand the discussion to briefly describe the April 2008 sale of the senior notes including the amount of proceeds received from such sale and the amount utilized for each purpose for which the proceeds have been or will be used.

We will amend our discussion on page 14 of the preliminary proxy statement to include the following:

As previously disclosed, in April 2008 we issued $379.5 million in aggregate principal amount of 1.75% Convertible Senior Subordinated Notes due April 15, 2015 (the “Convertible Notes”) in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The initial purchasers of the Convertible Notes had the option to purchase up to an additional $34.5 million in principal amount of notes from us to cover over-allotments, which was exercised in full and is included in the aggregate principal amount of $379.5 million. We received proceeds of approximately $370.0 million from the issuance, net of the initial purchasers’ discount totaling approximately $9.5 million.

Concurrently with the issuance of the Convertible Notes, we entered into a privately negotiated convertible note hedge transaction with an affiliate of one of the initial purchasers. Pursuant to the hedge transaction we purchased common stock call options intended to reduce the potential dilution to our common stock upon conversion of the Convertible Notes.

The call options allow us to purchase up to approximately 13.0 million shares of our common stock at an initial strike price of $29.20 per share. The call options expire on April 15, 2015. The cost of the call options was approximately $107.6 million. In addition, we sold warrants to an affiliate of one of the initial purchasers whereby it has the option to purchase up to approximately 13.0 million shares of our common stock at an initial strike price of $40.00 per share. The warrants expire on various dates from July 14, 2015 through October 6, 2015. We received approximately $50.4 million in cash proceeds from the sale of these warrants.

In addition to entering into the convertible note hedge transaction and the warrant transaction, we entered into a privately negotiated accelerated share repurchase agreement as part of our previously announced broader share repurchase program. We used the balance of the net proceeds of the Convertible Notes offering taking into account the cost of the convertible note hedge transaction and the proceeds to us of the warrant transaction, or $313 million, together with approximately $12 million of cash on hand, to repurchase a variable number of shares of our common stock pursuant to the accelerated share repurchase agreement. Pursuant to the accelerated share repurchase agreement, 11.9 million shares of our common stock were delivered to the Company on the day that the note offering closed, April 15, 2008. We may subsequently receive additional shares pursuant to the accelerated share repurchase agreement depending on the volume-weighted average price of our common stock during a specified averaging period or, in certain limited circumstances, we may be required to deliver shares to the counterparty.

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In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4116).

Very truly yours,

/s/ CAROLINE B. MANOGUE
Caroline B. Manogue Executive Vice President, Chief Legal Officer and Secretary

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